UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number 001-40397

FLORA GROWTH CORP.
(Exact name of registrant as specified in its charter)

365 Bay Street, Suite 800

Toronto, Ontario M5H 2V1

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ◻ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ◻

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ◻

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Arrangement Agreement to Acquire Franchise Global Health Inc.

On October 21, 2022, Flora Growth Corp., a corporation under the laws of the Province of Ontario (“Flora” or the “Company”) and Franchise Global Health Inc., a corporation existing under the laws of the Province of British Columbia (“Franchise”) entered into an Arrangement Agreement (the “Arrangement Agreement”) pursuant to which Flora intends to acquire all the issued and outstanding common shares of Franchise (the “Franchise Common Shares”) by way of a statutory plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia).  Franchise, through its wholly-owned subsidiaries, is a multi-national operator in the medical cannabis and pharmaceutical industry with principal operations in Germany.  Below is a summary of the material terms of the Arrangement Agreement. Capitalized terms not defined herein shall have the meanings ascribed to them in the Arrangement Agreement. The following description of the Arrangement Agreement is only a summary and is qualified in its entirety by reference to the complete text of the Arrangement Agreement, which Flora has filed as Exhibit 99.1 to this Form 6-K.

Under the terms of the Arrangement Agreement, Flora will acquire 100% of the issued and outstanding Franchise Common Shares in exchange for an aggregate maximum of 43,525,951 common shares in the capital of Flora (the “Flora Shares”), subject to reduction based on the daily volume-weighted average price of the Flora Shares on the Nasdaq Capital Market as set out in the Arrangement Agreement.  The minimum number of Flora Shares to be issued is 36,515,060.  It is intended that the issuance of the Flora Shares in exchange for the Franchise Common Shares will, subject to applicable securities laws, be exempt from the registration requirements of (i) the Securities Act of 1933, as amended, pursuant to the exemption provided by Section 3(a)(10) thereof and (ii) applicable U.S. state securities laws.  Notwithstanding the foregoing, in accordance with the terms set forth in the Arrangement Agreement, upon the completion of the Arrangement, all Flora Shares to be delivered to the former shareholders of Franchise shall bear a restrictive legend and may not be sold for a period of ninety (90) days following the completion of the Arrangement.

Completion of the Arrangement is subject to certain closing conditions customary for transactions of this nature including, among other things, approval of the Arrangement by the Supreme Court of British Columbia, the approval of at least 66 2/3% of the votes cast by shareholders of Franchise (“Franchise Shareholders”) at a meeting of Franchise Shareholders (the “Franchise Meeting”) and, if required under Canadian Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions, approval of a simple majority of the votes cast by Franchise Shareholders at the Franchise Meeting, excluding votes from certain interested Franchise Shareholders. The Arrangement Agreement has been approved by Flora’s board of directors and the Arrangement does not require the approval of the shareholders of Flora.  The Company intends to complete the Arrangement as soon as practicable following the satisfaction of the aforementioned conditions, which it currently anticipates to occur in December 2022.

The Arrangement Agreement provides for, among other things, non-solicitation covenants, with “fiduciary out” provisions that allow Franchise to consider and accept a superior proposal, subject to a “right to match period” in favor of Flora. The Arrangement Agreement also provides for a termination fee of CA$1 million to be paid by Franchise to Flora if the Arrangement Agreement is terminated in certain specified circumstances. Franchise and Flora have also agreed to a reciprocal expense reimbursement of CA$300,000 payable if the Arrangement Agreement is terminated in certain circumstances.  Upon completion of the Arrangement, it is expected that Franchise would be delisted from the TSX Venture Exchange and will apply to cease to be a reporting issuer under applicable securities laws in Canada.

Presently, the directors, senior officers and certain shareholders of Franchise have entered into voting and support agreements with Flora, pursuant to which, among other things, they have agreed to vote their Franchise Common Shares in favor of the Arrangement. In addition, Clifford Starke, the Chairman and Chief Executive Officer of Franchise, along with certain of his affiliated entities, have entered into a voting, support and indemnity agreement, pursuant to which, in addition to agreeing to vote their Franchise Common Shares in favor of the Arrangement, they have agreed to indemnify Flora for certain potential liabilities of Franchise and its subsidiaries for up to US$5.0 million.

Upon the completion of the Arrangement, Flora shall expand the size of its board of directors from seven to nine directors and Clifford Starke shall have the right to designate two individuals to serve on Flora’s board of directors.  It is anticipated that Clifford Starke will be one of such designees.  Additionally, it is anticipated that each of Clifford Starke and Dany Vaiman, Franchise’s current Chief Financial Officer, will join the management team of Flora, pursuant to employment agreements substantially in the form filed as Exhibit 99.9 and 99.10 hereto.

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Full details of the Arrangement are set out in the Arrangement Agreement, which is filed as Exhibit 99.1 to this Form 6-K. In addition, further information regarding the Arrangement and Franchise will be contained in a management information circular of Franchise to be prepared in connection with the Franchise Meeting and filed on Franchise’s SEDAR profile on www.sedar.com at the time that the management information circular is mailed to Franchise Shareholders.

A press release announcing the entry into the Arrangement Agreement is filed as Exhibit 99.2 hereto.

The audited consolidated statement of financial position of Franchise Cannabis Corp. and subsidiaries, the historical operating entity of Franchise, as of December 31, 2020, the related audited consolidated statement of comprehensive loss, changes in equity and cash flows of Franchise Cannabis Corp. and subsidiaries for the year ended December 31, 2020 and the notes related thereto, together with the report there on by MNP LLP included in the audited consolidated financial statements are filed as Exhibit 99.3 hereto and are incorporated by reference.

The audited consolidated statement of financial position of Franchise Cannabis Corp. and subsidiaries, the historical operating entity of Franchise, as of December 31, 2021, the related audited consolidated statement of loss and comprehensive loss, changes in shareholders’ equity and cash flows of Franchise Cannabis Corp. and subsidiaries for the year ended December 31, 2021 and the notes related thereto, together with the report there on by Zeifmans LLP included in the audited consolidated financial statements are filed as Exhibit 99.4 hereto and are incorporated by reference.

The unaudited condensed consolidated interim statement of financial position of Franchise as of June 30, 2022, the related unaudited condensed consolidated interim statements of loss and comprehensive loss, changes in equity and cash flows of Franchise and subsidiaries for the six-months ended June 30, 2022 and the notes related thereto are filed as Exhibit 99.5 hereto and are incorporated herein by reference.

The unaudited pro forma condensed consolidated statement of operations of Flora and subsidiaries for the year ended December 31, 2021 and unaudited pro forma condensed consolidated statement of operations of Flora and subsidiaries for the six-months ended June 30, 2022, the unaudited pro forma condensed consolidated balance sheet of Flora and subsidiaries as of June 30, 2022 and the notes related thereto are filed as Exhibit 99.6 hereto and are incorporated herein by reference.

The information contained in this Form 6-K, including Exhibits 99.1, 99.3, 99.4, 99.5, 99.6, 99.7 and 99.8, but excluding Exhibit 99.2, is hereby incorporated by reference into Flora’s Registration Statement on Form F-3 (No. 333-267585) and Registration Statements on Form S-8 (Registration Nos. 333-259198, 333-262660 and 333-266400).

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Exhibit Index

Exhibit

99.1	Arrangement Agreement, dated October 21, 2022, by and between Flora Growth Corp. and Franchise Global Health Inc.

99.2	Press Release of Flora Growth Corp., dated October 24, 2022.

99.3	Audited Consolidated Financial Statements of Franchise Cannabis Corp. and subsidiaries as of and for the year ended December 31, 2020.

99.4	Audited Consolidated Financial Statements of Franchise Cannabis Corp. and subsidiaries as of and for the year ended December 31, 2021.

99.5	Unaudited Consolidated Financial Statements of Franchise Global Health Inc. and subsidiaries as of and for the six-months ended June 30, 2022.

99.6	Unaudited Pro Forma Condensed Consolidated Financial Statements.

99.7	Consent of MNP LLP related to the financial statements of Franchise Cannabis Corp.

99.8	Consent of Zeifmans LLP related to the financial statements of Franchise Cannabis Corp.

99.9	Form of Employment Agreement for Clifford Starke

99.10	Form of Employment Agreement for Dany Vaiman

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLORA GROWTH CORP.

Date: October 24, 2022	By:	/s/ Luis Merchan
Name: Luis Merchan
Title: Chief Executive Officer

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